Mail Stop 4561

June 27, 2006

Elizabeth Acton
Chief Financial Officer
Comerica Incorporated
Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226

      RE: **Comerica Incorporated**
               Form 10-K for Fiscal Year Ended December 31, 2005
               File No. 1-10706

Dear Ms. Acton,

      We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 19 – Derivative and Credit-Related Financial Instruments, page 96

1. Please revise to provide the following information.

    a) Disclose separately for your fair value hedges and cash flow hedges the net gain or loss recognized in earnings for all periods presented representing the amount of hedge ineffectiveness and the amount of the derivatives' gain or loss, if any, excluded from the assessment of hedge effectiveness. Also, please disclose where the net gain or loss is reported in the income statement. Refer to paragraph 45 of SFAS 133.

     b) Clearly describe the specific methodology used to test hedge effectiveness for each type of SFAS 133 hedging relationship and how often those tests are performed.

     c) Tell us whether you have any foreign currency fair value or cash flow hedges. If you do, please disclose the above information for them as well.

2. For each SFAS 133 hedge relationship for which you use the short-cut method and assume no ineffectiveness, please provide us with the following information.

     a) Clearly explain the terms of the hedged item or transaction.

     b) Clearly explain the terms of the interest rate swap and explain how you determined those terms match the terms of the hedged item or transaction.

     c) Tell us how you met each requirement of paragraph 68 of SFAS 133.

3. For each SFAS 133 hedge relationship for which you use "matched terms" to conclude that the hedging relationship qualifies as highly effective and that there will be no ineffectiveness to recognize in earnings during the term of the hedge, please provide us with the following information.

     a) Tell us how you met each requirement of paragraph 65 of SFAS 133.

     b) Clearly explain your procedures to assess hedge effectiveness. Refer to DIG G9.

4. You state on page 99 that "market risk inherent in customer contracts is often mitigated by offsetting positions." Please revise to clarify the facts and circumstances when you do not mitigate this risk.

5. You state on page 99 that you "generally" do not speculate in derivative contracts. Please revise to clarify the facts and circumstances when you speculate in derivative financial instruments for the purpose of profiting in the short-term from favorable movements in market rates. Please revise to quantify the gains and losses from your speculative derivative activities for all periods presented and confirm that the tables on page 99 include the fair value of your speculative positions.

Note 22 – Estimated Fair Value of Financial Instruments, page 104

6. Please confirm for us and revise to disclose that you use always use quoted market prices, if available, to determine the fair value of your securities.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin Vaughn
Branch Chief